Exhibit 99.1
ArcelorMittal reports first quarter 2026 results
Luxembourg, April 30, 2026 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month period ended March 31, 2026
1Q 2026 key highlights:
Safety focus: Protecting employee health and safety is a core Company value. The multi-year safety transformation continues to deliver measurable improvements, with LTIFR improving to 0.45x in 1Q 2026 from 0.63x in 1Q 2025
Delivering structurally improved margins: The Group's results continue to demonstrate resilience, with 1Q 2026 EBITDA per tonne of $131/t increasing by $15/t year-on-year, reflecting the benefits of the strategic investment program, continued asset optimization and diversified market exposures. Net income in 1Q 2026 was $0.6bn (basic EPS of $0.76/sh)
Operational momentum: Record iron ore production and shipments in Liberia and a return to normalized operating levels in North America
Seasonal investment in working capital: A typical seasonal working capital investment of $1.5bn during the quarter led to a free cash outflow of $1.3bn and an increase in net debt to $9.3bn4. Liquidity7 remains at a robust $9.9bn and the Company's positive FCF outlook for 2026 and beyond remains unchanged
Consistent cash generation, supporting balanced capital allocation and continued growth investment: Over the past 12 months, the Company generated $2.0bn in investable cash flow6 (net cash provided by operating activities less maintenance/normative capex). Over the same period, the Company invested $1.5bn in strategic capex to build incremental long-term EBITDA capacity, returned $0.7bn to shareholders, and allocated $0.2bn to M&A
Capital return policy is creating significant value for shareholders: The Company paid its first quarterly interim dividend of $0.15 per share in March 2026, as part of a proposed annual dividend of $0.60 per share. The Company will continue to return a minimum of 50% of post-dividend free cash flow to shareholders through share buybacks. The fully diluted share count has been reduced by 38% since September 20205
Strategic focus:
Well positioned to benefit from a balanced and fair European steel market: The Company believes that CBAM (which now imposes a carbon cost on imports), together with the recently agreed tariff rate quota (TRQ) trade tool (expected to be effective from July 1, 2026), structurally resets the outlook for the European steel industry. Lower imports will lead to higher capacity utilization, restoring profitability and returns on capital to healthy, sustainable levels. ArcelorMittal is well positioned to capture the volume upside through: improved utilization of its existing operating capacity; restart of idled blast furnaces (Fos (France) & Dabrowa (Poland) currently in preparation); and the commissioning of the new Gijon EAF and expanded EAF capacity at Sestao
Strategic growth projects have good momentum and support higher EBITDA and ROCE: 1Q 2026 capex of $1.3bn includes $0.2bn payment on signing new Mineral Development Agreement in Liberia11. 2026 capex guidance remains unchanged at $4.5bn-$5.0bn and includes $1.7-$2.0bn of strategic capex on high return projects. The potential incremental EBITDA impact of strategic capex projects (including completed M&A) is now $1.8bn6 and includes the benefits of the recently approved electric arc furnace at Dunkirk and previously announced EAF investments at Sestao and Gijón

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Sales	15,457	14,971	15,657	15,926	14,798
Operating income	753	327	544	1,932	825
Net income attributable to equity holders of the parent	575	177	377	1,793	805
Adjusted net income attributable to equity holders of the parent[4]	575	654	474	1,005	805
Basic earnings per common share (US$)	0.76	0.23	0.50	2.35	1.05
Adjusted basic earnings per common share (US$)[4]	0.76	0.86	0.62	1.32	1.05

Operating income/tonne (US$/t)	59	25	40	140	60
EBITDA	1,679	1,593	1,508	1,860	1,580
EBITDA/tonne (US$/t)	131	123	111	135	116

Crude steel production (Mt)	13.3	12.8	13.6	14.4	14.8
Steel shipments (Mt)	12.8	13.0	13.6	13.8	13.6
Total Group iron ore production (Mt)	12.9	13.1	12.1	11.8	11.8
Iron ore production (Mt) (AMMC and Liberia only)	9.7	10.1	8.5	8.3	8.4
Iron ore shipment (Mt) (AMMC and Liberia only)	10.0	10.1	8.2	9.9	8.0

Weighted average common shares outstanding (in millions)	761	761	761	762	768
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
“Performance in the first quarter was resilient despite the unsettled backdrop in the Middle East with profitability of $131/t EBITDA reflecting the benefits of our global diversified asset portfolio and the consistent application of our strategy. We also continued to improve our safety performance with the lowest quarterly LTIFR in the history of the Group, showing the tangible results of our sustained focus in this area.

The fundamentals of the business have improved over the past three months, driven in particular by the favourable structural reset in the European policy environment, including CBAM and the new tariff rate quota (TRQ) which is expected to significantly reduce imports into Europe from July 1. ArcelorMittal is well positioned to capture this upside through existing capacity and by re-starting idled capacity. In Europe, this will result in higher domestic capacity utilization and restore profitability and ROCE to healthy, sustainable levels.

This will be also an important year for the Company’s strategic growth projects, which reflect the depth of the Company’s opportunity set across diverse growth vectors. Our investments, which ultimately will add an incremental $1.8 billion EBITDA, include the expansion of AM/NS India’s plant in Hazira, the ramp-up of mining in Liberia, the ramp up of the new EAF at Calvert to full capacity, as well as various opportunities related to the energy transition. We are also pleased that we have been able to take final investment decision on the new EAF in Dunkirk, supported by various policy initiatives at the European and French levels.

We remain confident in ArcelorMittal’s prospects for the balance of the year, with the expected favourable impacts of new policy including a materially improved pricing and volume environment. Combined with the impact of our strategic investments, this supports ArcelorMittal’s free cash flow outlook and the delivery of consistent capital returns to shareholders.”

Safety and sustainable development
Health and safety:
Protecting employee health and well-being is a core value of the Company. The Group’s multi‑year safety transformation continues to deliver measurable improvements, with LTIF rate improving to 0.45x in 1Q’26 (from 0.63x in 1Q’25).
In 2026, the program entered its implementation and scale-up phase, with a strong focus on strengthening execution discipline and delivering consistent, high-quality safety performance across all regions through the safety roadmaps. Efforts have centered on reinforcing key enablers such as health and safety leadership capabilities, robust risk management, process safety management, and effective contractor integration. Together, these actions contribute to achieving our overarching ambition of zero fatalities and serious injuries through sustained improvement.
For further details on the progress to date on our safety transformation program, see the 2025 Sustainability report available on the Company's website.
Own personnel and contractors – Lost time injury frequency rate

	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
North America	0.15	0.07	0.14	0.29	0.23
Brazil	0.17	0.23	0.21	0.39	0.32
Europe	0.85	1.46	1.50	1.23	1.16
Sustainable Solutions	0.72	0.50	2.18	1.26	1.22
Mining	0.19	0.24	0.21	0.11	0.23
Others	0.49	0.30	0.70	0.54	0.45
Total	0.45	0.52	0.76	0.68	0.63
Sustainable development highlights:
•CBAM (already in effect from January 1, 2026) and the agreed tariff rate quota (TRQ) trade tool (expected to be in effect from July 1, 2026), are expected to reset the European steel market by limiting imports and requiring those imports to bear a carbon cost. This is expected to support higher domestic capacity utilization, and restore profitability and ROCE to healthy, sustainable levels. ArcelorMittal has the capacity to meet anticipated market demand. In addition to operating existing furnaces at higher utilization, preparatory work has begun to restart the two idled blast furnaces at Fos (France) and Dąbrowa Górnicza (Poland), subject to market conditions.
•The Company’s investment in new EAF capacity is expected to be gradual, with the new EAF at Dunkirk (France) a clear example of disciplined, economic decarbonization. On February 10, 2026, ArcelorMittal announced a gross €1.3 billion investment in a 2Mt EAF in Dunkirk, with commissioning targeted for 2029. The project is underpinned by long‑term access to competitive low‑carbon energy, funding support covering 50% of the investment, and the supportive regulatory framework provided by CBAM and the new TRQ. The required cash outlay, net of funding through Energy Efficiency Certificates and avoided blast furnace relining capex, is justified by the expected incremental EBITDA.
Analysis of results for 1Q 2026 versus 4Q 2025
Sales increased by 3.2% to $15.5 billion in 1Q 2026 as compared to $15.0 billion in 4Q 2025, primarily reflecting higher average steel prices.
Operating income increased to $0.8 billion in 1Q 2026 as compared to $0.3 billion in 4Q 2025, which had included $194 million of exceptional charges3.
Depreciation cost for 1Q 2026 was $749 million, lower than $856 million in 4Q 2025 which was impacted by certain assets reaching end of life. 12M 2026 depreciation guidance remains unchanged at approximately $3.0 billion.
EBITDA increased by 5.4% to $1,679 million in 1Q 2026 as compared to $1,593 million in 4Q 2025, primarily driven by improved performance in the North America segment.
Foreign exchange and other net financial charges amounted to $80 million in 1Q 2026, lower than $450 million in 4Q 2025, primarily reflecting lower foreign exchange charges. The prior period also included a non-recurring cost of $0.1 billion related to the extension of the mandatory convertible bond10.
Net interest cost increased to $133 million in 1Q 2026 as compared to $91 million in 4Q 2025, primarily due to higher gross debt and lower interest income.
Income tax expense of $136 million in 1Q 2026 compares with an income tax benefit of $201 million in 4Q 2025. 4Q 2025 was impacted by recognition of deferred tax assets following revised expectations of future profitability, primarily in Europe.
Net income in 1Q 2026 increased to $575 million (EPS of $0.76/sh) compared with $177 million (EPS of $0.23/sh) in 4Q 2025. Adjusted net income of $654 million was higher in 4Q 2025 primarily on account of higher deferred tax benefits partially offset by higher foreign exchange and other net financial charges.
Net cash used in operating activities in 1Q 2026 amounted to $9 million and includes a $1.5 billion seasonal investment in working capital. Capex totalled $1.3 billion for 1Q 2026 (including a $0.2 billion payment on signing new Mineral Development Agreement in Liberia)11. Net debt increased to $9.3 billion as at March 31, 2026, as compared to $7.9 billion on December 31, 2025.

Analysis of operations
North America

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Sales	3,297	3,045	3,311	3,102	2,877
Operating income/(loss)	206	(21)	28	1,848	350
Depreciation	(177)	(225)	(175)	(152)	(125)
Exceptional items	—	—	(97)	1,742	—
EBITDA	383	204	300	258	475
Crude steel production (Kt)	2,134	1,804	1,662	2,034	2,255
- Flat shipments (Kt)	2,213	2,103	2,173	1,995	2,107
- Long shipments (Kt)	557	508	538	664	668
Steel shipments (Kt)	2,624	2,494	2,615	2,531	2,643
Average steel selling price (US$/t)	1,089	1,052	1,102	1,002	902
Crude steel production increased by 18.3% to 2.1Mt in 1Q 2026, as compared with 1.8Mt in 4Q 2025, primarily driven by the successful restart of the Mexico Long products blast furnace following preventive maintenance.
Sales increased by 8.3% in 1Q 2026 to $3.3 billion, as compared to $3.0 billion in 4Q 2025, primarily reflecting higher steel shipments (+5.2%) and higher average steel selling prices (+3.5%).
Operating income improved to $206 million in 1Q 2026 as compared with an operating loss of $21 million in 4Q 2025.
EBITDA in 1Q 2026 increased to $383 million as compared to $204 million in 4Q 2025, driven mainly by a positive price-cost effect and higher steel shipments.
Brazil9

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Sales	2,809	2,901	2,807	2,816	2,648
Operating income/(loss)	223	229	210	(137)	306
Depreciation	(111)	(112)	(91)	(91)	(85)
Exceptional items	—	—	—	(453)	—
EBITDA	334	341	301	407	391
Crude steel production (Kt)	3,514	3,636	3,595	3,540	3,579
- Flat shipments (Kt)	2,281	2,584	2,289	2,334	2,057
- Long shipments (Kt)	1,170	1,191	1,257	1,176	1,120
Steel shipments (Kt)	3,432	3,763	3,530	3,498	3,158
Average steel selling price (US$/t)	739	692	739	747	774
Sales in 1Q 2026 decreased by 3.2% to $2.8 billion as compared to $2.9 billion in 4Q 2025, driven by lower steel shipments (-8.8%), largely reflecting seasonality and timing of slab export volume, partially offset by higher average steel selling prices (reflecting a richer mix).
Operating income was broadly stable at $223 million in 1Q 2026 as compared to $229 million in 4Q 2025.
EBITDA in 1Q 2026 of $334 million was stable as compared to $341 million in 4Q 2025, primarily due to lower steel shipments, partially offset by a richer mix (lower slab exports).

Europe

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Sales	7,446	6,736	7,186	7,653	7,218
Operating income	239	49	233	150	90
Depreciation	(262)	(271)	(280)	(283)	(280)
Impairment items	—	(32)	—	(194)	—
Exceptional items	—	(166)	—	—	—
EBITDA	501	518	513	627	370
Crude steel production (Kt)	6,832	6,398	7,251	7,530	7,987
- Flat shipments (Kt)	5,316	4,743	5,073	5,239	5,418
- Long shipments (Kt)	1,796	1,835	1,931	2,073	2,111
Steel shipments (Kt)	7,108	6,574	7,001	7,305	7,528
Average steel selling price (US$/t)	931	906	915	926	834
Crude steel production totaled 6.8Mt in 1Q 2026, representing a 6.8% increase compared to 6.4Mt in 4Q 2025. Production in 1Q 2026 nevertheless remained impacted by ongoing maintenance ahead of planned restarts in 2Q 2026. Compared to 1Q 2025, crude steel production was also impacted by the sale of the company’s Bosnian operations.
Sales increased by 10.6% to $7.4 billion in 1Q 2026 as compared to $6.7 billion in 4Q 2025, primarily reflecting higher steel shipments (+8.1%), with Flat products up 12.1% and Long products down 2.1% and higher average steel selling prices.
Operating income in 1Q 2026 was $239 million as compared to $49 million in 4Q 2025, which primarily included $166 million of exceptional charges3.

EBITDA in 1Q 2026 of $501 million compared to $518 million in 4Q 2025, with the benefits of higher steel shipments offset by a negative price cost effect including the impact of reduced free CO2 allocations. With CBAM in place, the additional CO2 cost is expected to be recovered via steel prices from 2Q 2026 onwards.
Sustainable Solutions

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Sales	2,623	2,600	2,596	2,725	2,580
Operating income/(loss)	69	(10)	38	77	37
Depreciation	(55)	(71)	(63)	(51)	(50)
Impairment items	—	(17)	—	—	—
Exceptional items	—	(28)	—	—	—
EBITDA	124	106	101	128	87
Sales in 1Q 2026 were broadly stable at $2.6 billion as compared to 4Q 2025.
Operating income improved to $69 million in 1Q 2026 from an operating loss of $10 million in 4Q 2025, which included $28 million of exceptional charges related to restructuring costs and impairments of $17 million.
EBITDA increased to $124 million in 1Q 2026 as compared to $106 million in 4Q 2025 with improved performance of the downstream businesses.
Mining

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Sales	917	908	732	857	735
Operating income	215	198	142	196	253
Depreciation	(84)	(116)	(67)	(66)	(67)
EBITDA	299	314	209	262	320
Iron ore production (Mt)	9.7	10.1	8.5	8.3	8.4
Iron ore shipment (Mt)	10.0	10.1	8.2	9.9	8.0
Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.
Sales in 1Q 2026 were broadly stable at $0.9 billion as compared to 4Q 2025.
Iron ore production totalled 9.7Mt in 1Q 2026, 3.2% lower versus 10.1Mt in 4Q 2025, driven by seasonally lower volumes at ArcelorMittal Mines Canada (AMMC) offset by higher output in Liberia. Liberia delivered another record quarter for iron ore production and shipments. The continued concentrator capacity ramp‑up is expected to support higher sinter feed shipments with higher price realizations. Liberia shipment guidance remains unchanged at >18Mt in 2026.

Operating income increased to $215 million in 1Q 2026 as compared to $198 million in 4Q 2025.

EBITDA of $299 million in 1Q 2026 was 4.8% lower as compared to $314 million in 4Q 2025 primarily due to higher freight costs.
India and JVs
Income from associates, joint ventures and other investments declined to $177 million in 1Q 2026, as compared to $206 million in 4Q 2025, due to weaker Chinese investee performance partly offset by stronger AMNS India results.
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers AMNS India (60% equity interest) joint venture to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of its operational performance and value to the Group.
AMNS India

(USDm) unless otherwise shown	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Production (Kt) (100% basis)	1,832	1,876	1,832	1,827	1,684
Shipments (Kt) (100% basis)	1,994	2,267	1,939	1,775	1,882
Sales (100% basis)	1,618	1,593	1,496	1,489	1,448
EBITDA (100% basis)	195	166	217	200	101
Sales increased by 1.6% to $1.6 billion in 1Q 2026 as compared to 4Q 2025, driven by higher average steel selling prices offset in part by 12% decrease in steel shipment volumes due to planned maintenance.
EBITDA increased by 17.9% to $195 million in 1Q 2026 as compared to $166 million in 4Q 2025, primarily due to a positive price-cost effect, partially offset by lower steel shipment volumes.
Recent development
•On March 23, 2026, AMNS India announced plans to construct a greenfield integrated steel plant in Rajayyapeta, Andhra Pradesh, with a Phase 1 capacity of 8.2Mtpa. The facility is designed as a low‑cost, highly efficient coastal asset positioned to serve India’s fastest‑growing steel‑demand region. The project leverages proven blast‑furnace designs and execution experience from the Hazira expansion, benefits from proximity to high‑quality iron ore and access to a deep‑water port, and prioritizes early cash generation, with downstream capacity targeted for 1Q 2029 and primary steelmaking targeted in 2030/31. These timelines assume all remaining approvals are received on schedule, including securing an appropriate long-term iron ore supply contract with NMDC. Phase 1 capex of $7.5–$8.0 billion (includes infrastructure to support future capacity options) to be deployed over five to six years. Commencement of this project follows the completion of the Hazira capacity expansion project. As a result, AMNS India capex is expected to remain broadly stable.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
ASSETS
Cash and cash equivalents	4,359	5,476	5,319
Trade accounts receivable and other	4,130	3,476	4,108
Inventories	18,705	18,589	16,877
Prepaid expenses and other current assets	3,196	3,027	3,362
Assets held for sale[8]	105	37	—
Total Current Assets	30,495	30,605	29,666

Goodwill and intangible assets	5,487	5,252	4,599
Property, plant and equipment	41,239	41,041	34,705
Investments in associates and joint ventures	10,494	10,393	11,711
Deferred tax assets	8,705	8,860	8,904
Other assets	1,850	1,552	1,867
Total Assets	98,270	97,703	91,452

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,740	2,739	3,456
Trade accounts payable and other	12,291	13,008	11,884
Accrued expenses and other current liabilities	6,944	6,754	6,656
Liabilities held for sale[8]	35	19	—
Total Current Liabilities	22,010	22,520	21,996

Long-term debt, net of current portion	10,943	10,671	8,591
Deferred tax liabilities	2,327	2,294	2,418
Other long-term liabilities	5,779	5,682	5,148
Total Liabilities	41,059	41,167	38,153

Equity attributable to the equity holders of the parent	55,193	54,466	51,206
Non-controlling interests	2,018	2,070	2,093
Total Equity	57,211	56,536	53,299
Total Liabilities and Shareholders’ Equity	98,270	97,703	91,452

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2026	Dec 31, 2025	Sept 30, 2025	Jun 30, 2025	Mar 31, 2025
Sales	15,457	14,971	15,657	15,926	14,798
Depreciation (B)	(749)	(856)	(736)	(697)	(656)
Impairment items[2] (B)	—	(10)	—	(194)	—
Exceptional items[3] (B)	—	(194)	(97)	1,162	—
Operating income (A)	753	327	544	1,932	825
Operating margin %	4.9%	2.2%	3.5%	12.1%	5.6%

Income from associates, joint ventures and other investments (C)	177	206	131	199	99
Impairments and exceptional items of associates, joint ventures and other investments	—	—	—	48	—
Net interest expense	(133)	(91)	(84)	(73)	(48)
Foreign exchange and other net financing (loss)/income	(80)	(450)	(86)	8	115
Income/(loss) before taxes and non-controlling interests	717	(8)	505	2,114	991
Current tax expense	(138)	(116)	(166)	(139)	(181)
Deferred tax benefit/(expense)	2	317	60	(146)	12
Income tax (expense)/benefit (net)	(136)	201	(106)	(285)	(169)
Net income including non-controlling interests	581	193	399	1,829	822
Non-controlling interests loss	(6)	(16)	(22)	(36)	(17)
Net income attributable to equity holders of the parent	575	177	377	1,793	805

Basic earnings per common share ($)	0.76	0.23	0.50	2.35	1.05
Diluted earnings per common share ($)	0.75	0.23	0.49	2.34	1.04

Weighted average common shares outstanding (in millions)	761	761	761	762	768
Diluted weighted average common shares outstanding (in millions)	764	764	764	765	771

OTHER INFORMATION
EBITDA (A-B+C)	1,679	1,593	1,508	1,860	1,580
EBITDA Margin %	10.9%	10.6%	9.6%	11.7%	10.7%

Total Group iron ore production (Mt)	12.9	13.1	12.1	11.8	11.8
Crude steel production (Mt)	13.3	12.8	13.6	14.4	14.8
Steel shipments (Mt)	12.8	13.0	13.6	13.8	13.6

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2026	Dec 31, 2025	Sept 30, 2025	Jun 30, 2025	Mar 31, 2025
Operating activities:
Income attributable to equity holders of the parent	575	177	377	1,793	805
Adjustments to reconcile net result to net cash (used in)/ provided by operations:
Non-controlling interests income	6	16	22	36	17
Depreciation and impairments[2]	749	866	736	891	656
Exceptional items[3]	—	194	97	(1,162)	—
Income from associates, joint ventures and other investments	(177)	(206)	(131)	(199)	(99)
Impairments and exceptional items of associates, joint ventures and other investments	—	—	—	(48)	—
Deferred tax (benefit)/loss	(2)	(317)	(60)	146	(12)
Change in working capital	(1,524)	2,383	(417)	221	(1,712)
Other operating activities (net)	364	(118)	127	(262)	(9)
Net cash (used in)/provided by operating activities (A)	(9)	2,995	751	1,416	(354)
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,271)	(1,247)	(1,237)	(886)	(967)
Other investing activities (net)	(53)	(1)	(274)	123	(62)
Net cash used in investing activities	(1,324)	(1,248)	(1,511)	(763)	(1,029)
Financing activities:
Net proceeds/(payments) relating to payable to banks and long-term debt	456	(1,617)	1,138	(358)	197
Dividends paid to ArcelorMittal shareholders	(114)	(211)	—	(210)	—
Dividends paid to minorities shareholders (C)	(61)	(23)	(52)	(16)	(30)
Share buyback	—	—	—	(168)	(94)
Lease payments and other financing activities (net)	(59)	(150)	(61)	(61)	(50)
Net cash provided by/(used in) financing activities	222	(2,001)	1,025	(813)	23
Net (decrease)/increase in cash and cash equivalents	(1,111)	(254)	265	(160)	(1,360)
Cash and cash equivalents transferred (to)/from assets held for sale	(10)	9	17	(29)	—
Effect of exchange rate changes on cash	14	(17)	14	302	205
Change in cash and cash equivalents	(1,107)	(262)	296	113	(1,155)

Free cash flow (A+B+C)	(1,341)	1,725	(538)	514	(1,351)

Appendix 1: Capital expenditures1

(USD million)	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
North America	232	229	236	113	110
Brazil	179	214	195	139	180
Europe	362	381	412	294	329
Sustainable Solutions	80	132	61	77	53
Mining	367	219	264	208	235
Others	51	72	69	55	60
Total	1,271	1,247	1,237	886	967

Appendix 2: Debt repayment schedule as of March 31, 2026

(USD billion)	2026	2027	2028	2029	≥2030	Total
Bonds	0.7	1.2	0.6	0.5	4.5	7.5
Commercial paper	1.2	—	—	—	—	1.2
Other loans	0.7	0.4	0.8	0.4	2.7	5.0
Total gross debt	2.6	1.6	1.4	0.9	7.2	13.7
As of March 31, 2026, the average debt maturity is 7.5 years.
Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Mar 31 2026	Dec 31, 2025	Mar 31 2025
Gross debt	13,683	13,410	12,047
Less: Cash and cash equivalents	(4,359)	(5,476)	(5,319)
Less: Cash and cash equivalents held as part of the assets held for sale[8]	(13)	(3)	—
Net debt (including Cash and cash equivalents held as part of assets held for sale)	9,311	7,931	6,728
Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	1Q 26	4Q 25	3Q 25	2Q 25	1Q 25
Net income attributable to equity holders of the parent	575	177	377	1,793	805
Impairment items[2]	—	(10)	—	(194)	—
Exceptional items[3]	—	(194)	(97)	1,162	—
Impairments and exceptional items of associates, joint ventures, and other investments	—	—	—	48	—
Related tax impacts and one-off tax charges[3]	—	(273)	—	(228)	—
Adjusted net income attributable to equity holders of the parent	575	654	474	1,005	805

Weighted average common shares outstanding (in millions)	761	761	761	762	768
Adjusted basic EPS $/share	0.76	0.86	0.62	1.32	1.05
Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:
Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.
Adjusted net income: refers to reported net income less impairment items and exceptional items and related tax impacts and one-off tax charges.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represent cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e. AM/NS Calvert until June 18, 2025 and AMNS India).
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
Depreciation: refers to amortization and depreciation.
EPS: refers to basic or diluted earnings per share.
EBITDA: defined as operating income (loss) plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e. negative free cash flow)
Foreign exchange and other net financing income/(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Gross debt: long-term debt and short-term debt.
Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items, if any).
Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Kt: refers to thousand metric tonnes.
Liquidity: defined as cash and cash equivalents (included cash held as part of assets held for sale) plus available revolving credit facilities
LTIF: refers to lost time injury ("LTI") frequency rate equals lost time injuries per 1,000,000 worked hours (own personnel and contractors) and includes fatalities; an LTI is an incident that causes an injury that prevents the person from returning to his/her next scheduled shift or work period.
Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents (including cash and cash equivalents held as part of assets held for sale)
Net interest expense: includes interest expense less interest income.
Operating results: refers to operating income/(loss).
Operating segments: North America segment includes the Flat, Long and Tubular operations of US, Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes Flat and Long operations, and through October 30, 2025, included Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Ukraine and South Africa, the captive iron ore mines in Ukraine, holding companies and intragroup stock margin eliminations. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).
ROCE (Return on capital employed): refers to operating income, excluding impairment and exceptional items, plus income from associates, JVs and other investments (excluding impairments and exceptional items, if any), minus income taxes (excluding one-off tax charges) divided by the average equity plus net debt for the period.
Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
Footnotes
1.The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.Impairment charges in 12M 2025 totalled $204 million primarily related to the announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia for $194 million in 2Q 2025.
3.For 12M 2025, the Company reported an exceptional net gain of $871 million, which includes a $1,645 million net gain from the acquisition of Nippon Steel’s 50% stake in ArcelorMittal Calvert partially offset by a $0.4 billion charge related to settling the purchase‑price dispute concerning Votorantim’s long steel business in Brazil, exceptional charges totalling $194 million ($105 million of restructuring costs in Europe, $28 million related to Sustainable Solutions, and a non‑cash loss of $61 million arising from the sale of ArcelorMittal Zenica and Prijedor in Bosnia). For adjusted net income calculations, the Company also treated certain deferred tax asset and related deferred tax expense impacts as exceptional items: 4Q 2025 in the amount of $273 million; 2Q 2025 in the amount of $228 million.
4.See Appendix 4 for the reconciliation of adjusted net income and adjusted basic earnings per share; see appendix 3 for the reconciliation of gross debt to net debt.
5.September 2020 was the inception date of the ongoing share buyback programs. Under the new 10 million share buyback program launched in April 2025, the Company has repurchased 2 million shares (20% of the tranche) up to the end of 1Q 2026.
6.The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. The total now includes $0.2 billion of potential additional contribution to EBITDA from the new Dunkirk project as well as from the previously announced projects at Sestao and Gijon (which were previously categorized as “decarbonization” projects). As of March 31, 2026, last twelve-months investable cash flow of $2.0 billion consisting of cash flow from operations of $5.1 billion less normative/maintenance capex of $3.1 billion. As of March 31, 2026, last twelve-month capex of $4.6 billion included strategic capex of $1.5 billion.
7.Liquidity at the end of March 31, 2026, of $9.9 billion consisted of cash and cash equivalents of $4.4 billion (including cash and cash equivalents held as part of assets held for sale) and $5.5 billion of available credit lines. On April 13, 2026, the facility agent confirmed that all Revolving Credit Facility (RCF) lenders have agreed to our one-year extension request to May 29, 2031.
8.As of March 31, 2026, assets and liabilities held for sale are related to the ongoing disposal of a downstream long wire rod business in the Brazil segment. As of December 31, 2025, assets and liabilities held for sale related to the announced divestment of Tubular subsidiary.
9.The acquisition of Votorantim’s long steel business in Brazil in 2018 significantly strengthened ArcelorMittal’s market position, adding approximately 2Mt of annual production capacity, increasing market share, and unlocking cost efficiencies alongside substantial operational, logistics, and procurement synergies. As part of the original deal structure, Votorantim and ArcelorMittal retained certain put and call option rights. In March 2022, Votorantim exercised its put option, resulting in a valuation dispute that proceeded to arbitration in Brazil. Following hearings in October 2024, the parties reached a settlement in June 2025, under which ArcelorMittal Brasil will pay approximately $546 million over three years. Net of amounts previously provisioned, ArcelorMittal recorded a net amount of $0.4 billion in 2Q 2025 as an exceptional item. The first instalment of $0.2 billion was paid in 3Q 2025, with 3 further annual payments of $0.1 billion due.
10.On December 19, 2025, ArcelorMittal extended the conversion date for the $0.7 billion privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond has been extended to January 28, 2028. The other main features of the MCB remain unchanged. The bond was placed privately with Credit Agricole Corporate and Investment Bank and is not listed.
11.In 1Q 2026, the existing Mineral Development Agreement (MDA) was extended to 2050, with a right to renew for a further 25 years. Under the terms of the agreement, ArcelorMittal paid $200 million to the Government of Liberia for certain rights it acquires per the agreement, namely the mining rights extension and reserved access to railroad capacity the Company is investing in (infrastructure is being expanded so it can transport up to 30Mt of iron ore annually). The Company is undertaking feasibility studies to increase iron ore production capacity beyond the 20Mtpa phase 2 currently in ramp-up.
First quarter 2026 earnings analyst conference call
ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month period ended March 31, 2026 on: Thursday April 30, 2026, at 9.30 US Eastern time, 14.30 London time and 15.30 CET.
To access via the conference call and ask a question during the Q&A, please register in advance: https://register-conf.media-server.com/register/BI1a2bb6183076462ea977c387e5eb4d3c
Alternatively, the webcast can be accessed at: https://edge.media-server.com/mmc/p/a3gekyiy
A copy of the earnings call transcript will also be available on the website.

Forward-Looking Statements
This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
Non-GAAP/Alternative Performance Measures
This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, EBITDA/tonne, free cash flow (FCF), adjusted net income and adjusted basic earnings per share which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cash flow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cash flow that is available for allocation at management’s discretion. The Company’s guidance as to free cash flow and additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.
About ArcelorMittal
ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 14 countries. In 2025, ArcelorMittal had revenues of $61.4 billion and crude steel production of 55.6 million metric tonnes, while iron ore production reached 48.8 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/
Enquiries
ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com
ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419